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SECURIT ... 06005131 ... SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY Investment Center, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~BNY INVESTMENT CENTER, INC.~~ 1633 Broadway 9th Floor
(No. and Street)

NEW YORK, (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Lupo (212) 237-0715
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NM 6/14

OATH OR AFFIRMATION

I, Kent Lorentzen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Investment Center, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Pirozzi
Notary Public, State of New York
No. 01PI6091578
Qualified in Queens County
Commission Expires April 28, 2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNY Investment Center Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder of
BNY Investment Center Inc.

We have audited the accompanying statement of financial condition of BNY Investment Center Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Investment Center Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2006

BNY Investment Center Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 3,354,333
Securities owned, at market value	9,097,756
Commissions receivable	2,118,868
Intangible assets, net of amortization of $62,425	2,184,882
Other assets	640,095
Total assets	$ 17,395,934
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation and benefits	$ 1,683,990
Deferred marketing allowance	674,700
Taxes payable	651,369
Other liabilities and accrued expenses	598,403
Total liabilities	3,608,462
Stockholder's equity	13,787,472
Total liabilities and stockholder's equity	$ 17,395,934

See accompanying notes.

BNY Investment Center Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Notes to Statement of Financial Condition

December 31, 2005

1. Organization and Description of Business

BNY Investment Center Inc. (the "Company"), a New York corporation, is a wholly-owned subsidiary of The Bank of New York (the "Bank"), which is a wholly-owned subsidiary of The Bank of New York Company, Inc. ("BNY"), a financial holding company. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company is an agency brokerage firm, which serves the Bank's retail banking customers. The Company specializes in the sale of mutual funds, unit investment trusts and annuities and provides discount brokerage services to its clients.

The clearing and depository operations for the Company's clients are provided by Pershing LLC ("Pershing") on a fully-disclosed basis. Pershing is an affiliate of the Company and a wholly-owed subsidiary of the Bank.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions

Securities owned are recorded on a trade date basis and are valued at market. At December 31, 2005, securities owned consisted primarily of an investment in a money market mutual fund managed by BNY Hamilton Funds, Inc. ("BNY Hamilton"), an affiliate of BNY.

2. Significant Accounting Policies (continued)

Marketing Allowance

The Company receives marketing allowances from certain mutual funds and insurance carriers and is obligated to use such monies for marketing activities. A deferred liability is recorded until such amounts are used for marketing activities.

Intangible Assets

Intangible assets represent purchased customer accounts that lack physical substance but have contractual or other legal rights or the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Intangible assets are tested at least annually for impairment. These intangible assets are amortized over the estimated useful life of 3 years.

Financial Instruments

Statement of Financial Accounting Standards No. 107, "*Disclosure about Fair Value of Financial Instruments*," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the fair value of financial instruments recognized in the Statement of Financial Condition including cash, receivables, securities owned, certain other assets and certain other liabilities approximate their carrying value.

3. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Bank and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated returns.

4. Transactions with Customers

For transactions in which the Company, through Pershing, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and Pershing monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify Pershing for losses that it may sustain from the customer accounts introduced by the Company (see Note 7).

5. Related Party Transactions

The Company has entered into a fully-disclosed clearing agreement with Pershing for the carrying of retail customer accounts and clearance of brokerage transactions. Included in commissions receivable on the Statement of Financial Condition is $382,033 of commissions receivable from Pershing under this agreement.

On November 30, 2005, the Company purchased customer accounts from Pershing for $2,247,307.

At December 31, 2005, the Company had $8,950,000 in securities owned which are invested in a money market mutual fund managed by BNY Hamilton. As of December 31, 2005, the Company has $27,303 of dividend receivable from BNY Hamilton Mutual Fund, which is included in other assets on the Statement of Financial Condition.

6. Net Capital Requirements

The Company is subject to the net capital requirements of the New York Stock Exchange (the "Exchange"), Inc. and the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital in accordance with the aggregate indebtedness method of Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provision of the SEC Uniform Net Capital Rule or other regulatory bodies.

6. Net Capital Requirements (continued)

At December 31, 2005, the Company had net capital of $9,342,784 which was $9,102,220 in excess of the required net capital of $240,564.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2005, the Company was in compliance with all such requirements.

7. Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

As described in Note 4, the Company has agreed to indemnify Pershing for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005, the total amount of customer balances maintained by the clearing broker and subject to such indemnification was approximately $11,765. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

8. Employee Benefit Plans

Substantially all employees of the Company are eligible to participate in a retirement savings plan ("the Plan") sponsored by the Bank, which is composed of a 401(k) match program subject to certain limitations. A percentage of the employee contribution is matched by the Company.

Employees are also eligible to participate in a deferred cash bonus compensation plan, subject to certain vesting rights.

9. Concentration of Credit Risk

At December 31, 2005, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash and a money market mutual fund which are on deposit with major financial institutions, which are also related parties.